Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT TECHNOLOGIES REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER & FULL YEAR 2012

Tel Aviv, Israel – February 28, 2013 – RiT Technologies (NASDAQ: RITT), today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2012.

Revenues for the fourth quarter of 2012 were $2.0 million, down 40% compared with $3.4 million for the fourth quarter of 2011. Net loss for the quarter was $2.9 million ($0.44 per share on a basic and diluted basis) compared with $1.3 million ($0.29 per share on a basic and diluted basis) in the fourth quarter of 2011.

For the twelve-month period, revenues decreased by 39% to $8.4 million from $13.7 million in 2011. Net loss for the year was $11.1 million ($1.91 per share on a basic and diluted basis) compared with $3.9 million ($0.88 per share on a basic and diluted basis) for 2011.

For the fourth quarter of 2012 GAAP gross margin was -6.0%, down from 46% in the fourth quarter of 2011 due to a $0.7 million inventory write-off in Cost of Goods Sold and lower sales volumes. Non-GAAP gross margin was 27% compared to 46% in the fourth quarter of 2011.

For the twelve month period, GAAP gross margin was 16%, down from 45% in 2011 due to a $0.7 million inventory write-off in Cost of Goods Sold and lower sales volumes. Non-GAAP gross margin was 25% compared to 45% in 2011.

Investment in the development of new products totaled $3.9 million for the twelve-month period, reflecting the Company’s on-track development of its PatchView+ and IWON product lines. In 2011, the Company invested $1.9 million in new product development.

Following a thorough evaluation of the Company's legacy product portfolio, RiT’s Board of Directors decided to discontinue RiT’s Carrier product family, and to focus fully on the accelerated development of its IIM (Intelligent Infrastructure Management) product family and its breakthrough new IWON High-Speed Indoor Wireless Optical Network offerings. During the fourth quarter of 2012, the Company recorded an inventory write-off of approximately $0.7 million.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Comments of Management

Commenting on the results, Dr. Vadim Leiderman, RiT’s President and CEO, said, “2012 was a transitional year during which we reorganized the Company, closed ineffective sales channels and began executing our new strategy to achieve growth and profitability. Our operating results reflect this reorganization and change in strategy as well as our significantly increased investment in research and development and the change in the Company’s management. We will continue to execute our strategy in 2013 with the roll out of our PatchView™+ and IWON product lines and expect to begin to see positive initial results of our strategy implementation.”

About RiT Technologies

RiT is a leading provider of intelligent infrastructure management (IIM) solutions and a developer of a new revolutionary indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security while minimizing unplanned downtime. RiT’s IIM solutions are deployed around the world, in a broad range of organizations, including: data centers, enterprises, corporations, government agencies, financial institutions, airport authorities, healthcare institutions, and education institutions. RiT’s indoor optical wireless technology solution will help our clients streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss the expansion of our sales and marketing efforts and the development of exciting new product lines in 2013 we are using a forward-looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT TECHNOLOGIES LTD. STATEMENTS OF OPERATIONS (U.S GAAP) (U.S dollars in thousands, except per share data)

	For the three
	months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Sales	2,098	3,363	8,436	13,720
Cost of sales	2,223	1,805	7,065	7,489
Gross profit (loss)	(125)	1,558	1,371	6,231

Operating costs and expenses:
Research and development, net	1,057	508	3,922	1,871
Sales and marketing	1,060	1,451	5,465	5,684
General and administrative	663	876	3,043	2,463
Total operating expenses	2,780	2,835	12,430	10,018
Operating Loss	(2,905)	(1,277)	(11,059)	(3,787)

Financial and other income (loss), net	(32)	(7)	(47)	(70)
Net Income (Loss)	(2,937)	(1,284)	(11,106)	(3,857)

Basic and Diluted net Loss per ordinary share	(0.44)	(0.29)	(1.91)	(0.88)

Weighted average number of ordinary shares, used to compute basic and diluted net loss per ordinary share	6,610,562	4,378,942	5,802,803	4,378,942

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S GAAP)
(U.S dollars in thousands)

	December 31, 2012	December 31, 2011
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	2,183	884
Trade receivables, net	1,998	3,921
Other current assets	461	567
Inventories	3,359	3,779
Total Current Assets	8,001	9,151

Long term Assets
Assets held for severance benefits	1,126	1,111

Property and Equipment
Cost	3,836	3,350
Less - accumulated depreciation	3,291	3,111
	545	239
Total Assets	9,672	10,501

Liabilities and Shareholders' Equity
Current Liabilities
Short-term Loan	174	162
Trade payables	1,234	2,470
Other payables and accrued expenses	1,628	1,144
Total Current Liabilities	3,036	3,776

Other Liabilities
Convertible Loan from principal shareholder	3,000	400
Liability in respect of employees' severance benefits	1,346	1,290
	4,346	1,690
Total Liabilities	7,382	5,466

Shareholders' Equity
Share capital	1,644	1,126
Treasury stock	(27)	(27)
Additional paid-in capital	53,413	45,569
Accumulated deficit	(52,740)	(41,633)
Total Shareholders' Equity	2,290	5,035
Total Liabilities and Shareholders' Equity	9,672	10,501